Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

Mr. Cooper Completes Acquisition of Home Point

DALLAS, TX (August 1, 2023) – Mr. Cooper Group Inc. (“Mr. Cooper”) announced today that it has successfully acquired Home Point Capital Inc. (“Home Point”).

Mr. Cooper Chairman and CEO Jay Bray commented, “This acquisition adds scale to our platform, bringing us closer to our $1 trillion strategic target, while enhancing returns due to attractive yields and positive operating leverage.”

Vice Chairman and President Chris Marshall added, “The transaction includes the assumption of $500 million in bonds with an attractive rate, and as a result, we do not expect the acquisition to have a material impact on the company’s liquidity, which remains at robust and near-record levels.”

The tender offer by Mr. Cooper for all of the outstanding shares of Home Point expired at 5:00 p.m. Eastern Time, on July 31, 2023. Equiniti Trust Company, the depository and paying agent for the tender offer, advised Mr. Cooper that as of the tender offer expiration, a total of 136,532,192 shares of Home Point were tendered and not validly withdrawn, representing approximately 98.5% of the shares outstanding. All of the conditions of the offer have been satisfied, and Mr. Cooper has accepted for payment for $2.33 per share, net to the seller in cash, without interest, all shares that were validly tendered and not validly withdrawn and will promptly pay for all such shares. Following its acceptance of the tendered shares, Mr. Cooper completed its acquisition of Home Point through a merger of Heisman Merger Sub, Inc. with and into Home Point. As a result of the merger, Home Point became a wholly owned subsidiary of Mr. Cooper. In connection with the merger, all shares of Home Point not validly tendered (other than any shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to, and has properly exercised and perfected their demand for, statutory appraisal of his or her shares) have been canceled and converted into the right to receive the same $2.33, net to the seller in cash, without interest, as will be paid for all Home Point shares that were validly tendered and not validly withdrawn. As a result of the transaction, Home Point shares will be delisted and will cease to trade on the Nasdaq Global Select Market.

Wachtell, Lipton, Rosen & Katz acted as legal advisor to Mr. Cooper and Simpson Thacher & Bartlett LLP acted as financing counsel to Mr. Cooper. Kirkland & Ellis acted as legal advisor to Home Point and Houlihan Lokey acted as financial advisor to Home Point.

Cautions Regarding Forward Looking Statements

Certain statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “outlook,” “plan,” “project,” “potential,” “should,” “would,” “will” and other similar words or expressions. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: the possibility that Mr. Cooper may not fully realize the projected benefits of the acquisition of Home Point discussed in the press release (the “acquisition”); the possibility that Mr. Cooper and Home Point will not be integrated successfully; business disruption following the acquisition; the risk that the acquisition will have an adverse effect on the ability of Mr. Cooper to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, or stockholders; the risk of unknown liabilities; the risk of unanticipated expenses; the risk of litigation and/or regulatory actions related to the acquisition; the risk that Mr. Cooper does not meet any of its financial projections or guidance; and the risk that any of the foregoing impacts Mr. Cooper’s business, prospects, operating results, and financial condition. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Mr. Cooper’s overall business, including those more fully described in Mr. Cooper’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q. The forward-looking statements in this press release speak only as of this date. Mr. Cooper undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.

About Mr. Cooper Group

Mr. Cooper Group Inc. (NASDAQ: COOP) provides customer-centric servicing, origination and transaction-based services related principally to single-family residences throughout the United States with operations under its primary brands: Mr. Cooper® and Xome®. Mr. Cooper is one of the largest home loan servicers in the country focused on delivering a variety of servicing and lending products, services and technologies.

Media Inquiries:

Christen Reyenga, VP Corporate Communications

MediaRelations@mrcooper.com

Investor Inquiries:

Kenneth Posner, SVP Strategic Planning and Investor Relations

Shareholders@mrcooper.com